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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

LIVE NATION ENTERTAINMENT, INC.
(Name of Subject Company (Issuer))

LMC EVENTS, LLC
LIBERTY MEDIA CORPORATION
(Name of Filing Persons (Offerors))

Common Stock, par value $.01 per share
(Title of Class of Securities)

538034109
(CUSIP Number of Class of Securities)

Charles Y. Tanabe
Liberty Media Corporation
Executive Vice President and General Counsel
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400
(Name, address, and telephone numbers of person authorized to
receive notices and communications on behalf of filing persons)	Copy to: Robert W. Murray Jr. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112-4498 (212) 408-2500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$410,400,000.00	$29,261.52

*
For the purpose only of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The transaction value was calculated by multiplying (i) 34,200,000 shares of common stock, par value $.01 per share, of Live Nation Entertainment, Inc. (including the associated stock purchase rights) sought in the tender offer by (ii) the tender offer price of $12.00 per share.

**
The amount of the filing fee calculated in accordance with the Exchange Act equals $71.30 per $1,000,000. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	$29,261.52
Form or Registration No.:	Schedule TO
Filing Party:	LMC Events, LLC
Date Filed:	February 1, 2010
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e—4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d—1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments or supplements hereto, the "Tender Offer Statement") originally filed with the Securities and Exchange Commission on February 1, 2010 by LMC Events, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Liberty Media Corporation, in connection with its offer to purchase up to 34,200,000 shares of common stock, par value $.01 per share, of Live Nation Entertainment, Inc. ("Live Nation"), a Delaware corporation, together with the associated stock purchase rights (collectively, the "Shares"), for $12.00 net per Share in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated February 1, 2010 (the "offer to purchase") and the related letter of transmittal (the "letter of transmittal"), which, together with any amendments or supplements thereto, collectively constitute the "tender offer".

        The information in the offer to purchase, including all schedules thereto, and the related letter of transmittal is incorporated in this Amendment by reference in response to all of the applicable items of the Tender Offer Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

        We note that with respect to the tender offer which is the subject of the Tender Offer Statement, Liberty Media Corporation is deemed to be a bidder within the meaning of Rule 14d-1(g)(2) under the Securities Exchange Act of 1934, as amended, and as such is being added as an offeror to the Tender Offer Statement on this date.

        The offer to purchase is hereby amended and supplemented as follows:

        1.     The question "When will you pay for the Shares I tender?" in the section entitled "Summary Term Sheet" on page 5 of the offer to purchase is hereby amended by replacing the response to such question in its entirety with the following:

    "We will pay the purchase price to you in cash, less any applicable withholding taxes and without interest, for the Shares we purchase promptly after the expiration of the tender offer and our determination of any proration factor. We currently anticipate that will be five trading days after the expiration date. See Section 1 ("Terms of the Tender Offer; Proration") of this offer to purchase."

        2.     The seventh paragraph under Section 5—"Material U.S. Federal Income Tax Consequences" on page 15 of the offer to purchase is hereby deleted in its entirety.

        3.     The third sentence of the first paragraph under Section 9—"Certain Information About Purchaser and Liberty—Additional Information" on page 18 of the offer to purchase is hereby amended by replacing such sentence in its entirety with the following:

    "None of Purchaser or Liberty or, after due inquiry and to the best knowledge and belief of Purchaser and Liberty, any of the persons listed on Schedule A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws."

        4.     The second paragraph under Section 9—"Certain Information About Purchaser and Liberty—Interest in Securities of the Subject Company" on page 19 of the offer to purchase is hereby amended by replacing such paragraph in its entirety with the following:

    "Except as set forth elsewhere in this offer to purchase or in Schedule A hereto, neither Purchaser, Liberty nor any affiliate or subsidiary of Purchaser or Liberty (nor, after due inquiry and to the best knowledge and belief of Purchaser and Liberty, any of the persons listed on Schedule A hereto): (i) beneficially owns or has a right to acquire any Shares, (ii) has engaged in any transactions in the Shares during the past 60 days, (iii) has any contract, arrangement or understanding, whether or not legally enforceable, with any other person with respect to any securities of Live Nation, including, but not limited to, the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) had, in the past two years, any transaction with Live Nation or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC, and (v) had, in the last two years, any material negotiations, transactions or material contacts with Live Nation concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities of any class of Live Nation securities, an election of Live Nation's directors, or a sale or other transfer of a material amount of assets of Live Nation."

        5.     The following is hereby added after the end of the twelve paragraph under Section 11—"Background and Purpose of the Tender Offer" on page 24 of the offer to purchase:

    "On February 2, 2010 Purchaser and Liberty requested an advance ruling certificate from the Canadian Commissioner of Competition under Part IX of the Competition Act (Canada) in connection with the acquisition of Shares in the tender offer. On February 8, 2010, the Commissioner of Competition granted the advance ruling certificate.

    On February 5, 2010, Purchaser and Liberty filed a Notification with the Federal Cartel Office in Germany pursuant to the Act against Restriction of Competition in connection with the acquisition of Shares in the tender offer."

        6.     The lead-in paragraph, up to the semicolon, under Section 11—"Background and Purpose of the Tender Offer—Plans or Proposals" on page 24 of the offer to purchase is hereby amended by replacing such lead-in paragraph in its entirety with the following:

    "Except as disclosed in this offer to purchase, neither we, Liberty nor any of our or Liberty's affiliates, nor, after due inquiry and to our and Liberty's best knowledge and belief, any of the people listed on Schedule A hereto, have any current plans or proposals which relate to or would result in"

        7.     The second sentence of the fourth paragraph under Section 14—"Certain Legal Matters" on page 29 of the offer to purchase is hereby amended by replacing such sentence in its entirety with the following:

    "Purchaser and Liberty filed the Notification with the FCO on February 5, 2010."

        8.     The following is hereby added at the end of the fifth paragraph under Section 14—"Certain Legal Matters" on page 29 of the offer to purchase:

    "Purchaser and Liberty submitted a request for an ARC on February 2, 1010, and the Commissioner granted the ARC on February 8, 2010."

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LMC EVENTS, LLC
By:	/s/ CHARLES Y. TANABE Charles Y. Tanabe Executive Vice President and General Counsel
LIBERTY MEDIA CORPORATION
By:	/s/ CHARLES Y. TANABE Charles Y. Tanabe Executive Vice President and General Counsel

Date: February 9, 2010

 EXHIBIT INDEX

Exhibit Number		Description
(a)(1)(i)	*	Offer to purchase dated February 1, 2010.
(a)(1)(ii)	*	Letter of Transmittal.
(a)(1)(iii)	*	Notice of Guaranteed Delivery.
(a)(1)(iv)	*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	*	IRS Form W-9 (with accompanying General Instructions).
(a)(1)(vii)	*	Summary Advertisement.
(a)(1)(viii)
Press Release dated January 26, 2010 (filed as Exhibit 99.1 to Liberty Media Corporation's Current Report on Form 8-K (SEC File No. 001-355096) filed with the SEC on January 27, 2010 and incorporated herein by reference).
(b)		None.
(d)(1)
Spinco Agreement, dated as of May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corporation, LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (filed as Exhibit 10.1 to IAC/InterActiveCorp's Current Report on Form 8-K (SEC File No. 000-0891103) filed with the SEC on May 16, 2008 and incorporated herein by reference).
(d)(2)
Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, among IAC/InterActiveCorp, Ticketmaster, Liberty Media Corporation and Liberty USA Holdings, LLC (filed as Exhibit 10.6 to Ticketmaster Entertainment, Inc.'s Current Report on Form 8-K (SEC File No. 001-34064) filed with the SEC on August 25, 2008 and incorporated herein by reference).
(d)(3)
Registration Rights Agreement, dated as of August 20, 2008, among Ticketmaster, Liberty Media Corporation and Liberty USA Holdings, LLC (filed as Exhibit 10.5 to Ticketmaster Entertainment, Inc.'s Current Report on Form 8-K (SEC File No. 001-34064) filed with the SEC on August 25, 2008 and incorporated herein by reference).
(d)(4)
Voting Agreement, dated as of February 10, 2009, between Live Nation, Inc. and Liberty USA Holdings, LLC (filed as Exhibit 10.1 to Live Nation's Current Report on Form 8-K (SEC File No. 001-32601) filed with the SEC on February 13, 2009 and incorporated herein by reference).
(d)(5)
Stockholder Agreement, dated as of February 10, 2009, between Live Nation, Inc., Liberty Media Corporation, Liberty USA Holdings, LLC, and Ticketmaster Entertainment, Inc. (filed as Exhibit 10.2 to Live Nation's Current Report on Form 8-K (SEC File No. 001-32601) filed with the SEC on February 13, 2009 and incorporated herein by reference).

Exhibit Number	Description
(d)(6)	Registration Rights Agreement, dated as of January 25, 2010, between Liberty Media Corporation, Liberty USA Holdings, LLC, and Live Nation, Inc. (filed as Exhibit 10.1 to Live Nation's Current Report on Form 8-K (SEC File No. 001-32601) filed with the SEC on January 29, 2010 and incorporated herein by reference).
(g)	None.
(h)	None.

*
Previously filed with the Schedule TO on February 1, 2010

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SIGNATURE
EXHIBIT INDEX